Exhibit 16.1

              [LETTERHEAD OF DALE MATHESON CARR-HILTON LABONTE LLP]

April 13, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549


Ladies and Gentlemen:

Re: Deer Bay Resources Inc.

We are the former independent accountants for Deer Bay Resources Inc., a Nevada corporation (the "Company"). We have been furnished with a copy of the Company's response to Item 4.01 of Form 8-K disclosing our termination as independent public accountants of the Company. We confirm our agreement with the statements made in such disclosure insofar as they relate to our firm. We are not in a position to agree or disagree with the statements in such disclosure regarding the approval of our resignation by the Board of Directors of the Company or the appointment of new independent accountants by the Company.

Yours truly,


/s/ "DMCL"
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Dale Matheson Carr-Hilton Labonte LLP
CHARTERED ACCOUNTANTS